

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Lewis Chew
Chief Financial Officer
National Semiconductor Corporation
2900 Semiconductor Drive
P.O. Box 58090
Santa Clara, CA 95052-8090

> **Re: National Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended May 30, 2010**
> **Filed July 20, 2010**
> **File No. 001-05672**

Dear Mr. Chew

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 30, 2010

Item 8. Financial Statements and Supplementary Data, page 41

Note 1. Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 47

1.	We note the disclosure that, "approximately 9 percent of sales [are] made through dairitens in Japan under local business practices." It is not clear how these local business practices in Japan impact your revenue recognition policy. Accordingly, please describe for us your revenue recognition policy for sales made through dairitens and tell us how those sales arrangements differ from sales made through other distributors. Please make sure your response describes for us in appropriate detail the significant terms of your arrangements with dairitens and describes how any business practices in Japan significantly differ from those in other areas you do business.

Item 11. Executive Compensation, page 89

2.	Please tell us why you have discussed the compensation of only two rather than three of your most highly compensated executive officers other than all of the individuals serving as your principal executive officer and principal financial officer during the fiscal year. See Item 402(a)(3) of Regulation S-K.

3.	We note your discussion under "Base Salary" on page 27 of the proxy statement that you have incorporated by reference. In future filings, please discuss the amount of base salary awarded to each of your named executive officers and discuss how you determined the amount of base salary to pay to each named executive officer and please tell us how that disclosure will appear in your response.

4.	We refer to your disclosure under the caption "Stock options" on page 29 of the proxy statement that you have incorporated by reference. We note minimal, if any, discussion and analysis as to how the stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer and please tell us in your response how that disclosure will appear. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Jay Webb, Accounting Reviewer, at (202) 3603 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lamm at (202) 551-3316 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3212 with any questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief